Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following is a transcript from Progress Energy, Inc.’s Special Meeting of Shareholders held on August 23, 2011.

Progress Energy, Inc. Special Meeting of Shareholders

Corporate Speakers

• Bill Johnson	Progress Energy, Inc.	Chairman, President, CEO
• Jeff Corbett	Progress Energy, Inc.	SVP Energy Delivery of Carolinas
• Holly Wenger	Progress Energy, Inc.	Assistant Secretary

PRESENTATION

Bill Johnson: So the appointed hour’s arrived, if we’ll take our seats, we’ll begin here. I’m Bill Johnson, the Chairman, President and CEO of Progress Energy, and welcome to this special meeting of the Progress Energy shareholders. We’re glad you’re here today, and we greatly appreciate your interest in our company, and in today’s important decision. I also want to welcome those who are listening in to this by webcast.

So as Chairman, I now call to order this special meeting of Progress Energy, Inc. At Progress Energy we always try to put safety first, and in that spirit I’ll call on Jeff Corbett for a word about safety for those in this room. Mr. Corbett is our Senior Vice President for Energy Delivery Carolinas. He’s the man keeping an eye on Hurricane Irene, but he also will give us a short safety briefing.

So, Jeff?

Jeff Corbett: Thank you, Bill. One of the ways we execute our value in safety is with three areas of focus. The first one is personal accountability. So, we’re responsible for our own safety. Second one is really understanding the hazards we have around us, no matter where you are — what those are. And then, the third thing is really actively caring to help protect each other.

So in that spirit today I’m going to talk a little bit about some of the hazards that you’ve probably already experienced here. Be careful where you’re walking, there are no handrails in here, so there are tripping hazards along these stairs. And just watch for handbags, things like that, that might be around you.

If, for some reason, we’re required to evacuate this building, there are exits in the back of the room on either side. We will have security folks back there to help guide you to the outside, and we’ll collect around the fountain or the large oak tree that are out in front of the Progress Energy Center.

So, please be aware of your surroundings today, and have a safe day. Thanks.

Bill Johnson: Thank you, Jeff. From our Board of Directors we’re pleased to have with us today John Baker, James Bostic, Harris DeLoach, James Hyler, Steve Jones, Marie

McKee, and Theresa Stone, if you’d stand to be recognized? Thank you for being here. I think a round of applause would be in order. Here you go.

And I’d also like to introduce our senior executive group, who are sitting down here. If you’ll stand and be recognized. Thank you. Maybe some applause for them, too, I think would be good.

Now a few formalities, and then we’ll move to the agenda. John McArthur, our Executive Vice President for Administration and Corporate Relations, will serve as Secretary of the meeting. I ask that he file a notice of the meeting, an affidavit of mailings, and include copies of each with the minutes. Mr. McArthur will also serve as the meeting’s Parliamentarian, and for your information the rules of the meeting are printed on the program you should have received when you came in.

The inspectors of shareholder vote will be Holly Wenger of Progress Energy and Brian Frechette of Computershare Trust Company. Ms. Wenger, please report whether a majority of the outstanding shares for Progress Energy is represented at this meeting.

Holly Wenger: Mr. Chairman, more than 73% of the outstanding shares entitled to vote are represented at this meeting.

Bill Johnson: Thank you, Holly. The Chair declares that a quorum is present. I’ll now call for a reading of the minutes from the annual meeting of shareholders held on May 13, 2011. In lieu of that do I hear a motion that we dispense with the reading of the minutes?

Holly Wenger: Mr. Chairman, I make a motion that we dispense with the reading of the minutes of the 2011 annual meeting, and that they remain open for inspection during this meeting, and if no revisions are received they be deemed approved.

Bill Johnson: Thank you. Is there a second to that motion? Having heard a second, I ask all in favor of dispensing with the reading of the meetings to say, aye. Aye? Any opposed? The motion passes. We will dispense with the reading of the minutes, but the minutes are available for inspection by shareholders. Contact the Secretary if you’d like to see them, and he will assist you.

Now to the chief business at hand; the merger proposal. More specifically, today we seek approval of the plan of merger contained in the Agreement and Plan of Merger dated January 8, 2011 by and among Duke Energy Corporation, Diamond Acquisition Corporation, and Progress Energy, Inc.

And for those of you who are wondering, Diamond Acquisition Corporation is a wholly owned subsidiary of Duke Energy formed expressly for the purpose of effectuating the merger between Progress and Duke. It exists only for legal purposes related to the merger.

The Board has unanimously recommended a vote in favor of this merger proposal. Details of the proposal and our Board’s recommendation are in the joint proxy statement and prospectus, which was sent electronically or by U.S. mail to all shareholders.

So we’ll now proceed to the voting by ballot on the merger proposal. Those of you who have already voted by proxy, and don’t wish to change your vote, don’t need to receive a ballot today. Those of you who have not yet voted or if you’d like to change your vote from what you indicated on your proxy, please raise your hand.

Sarah Nelson and Kate Leahy will distribute the ballots and collect them when you’re finished voting. So raise your hand if you’d like to get a ballot, and then just raise your hand when you’re done, and someone will collect it from you. While you finish voting, I will say a few words about the merger. Then while we’re counting the votes, I’ll be happy to answer any questions you have.

This merger of Progress Energy and Duke Energy will truly be a strategic combination. It combines a considerable strength of two companies, each with more than a century of experience in the electric utility business. The merger represents an excellent opportunity to create a bigger, better, stronger future for our customers and investors, as well as for our employees that will be part of the new Duke Energy.

Now, before we go any further, a word of caution about forward-looking statements. This detailed cautionary language is required by the Securities and Exchange Commission. It will be posted on our website where you can examine it more closely. The key point here is that discussions of future events is based on some factors subject to change.

You can also find much more information about the merger on the website of Progress Energy and Duke Energy, as well as on the website of the Securities and Exchange Commission. In addition, you were sent an extensive proxy statement and prospectus well in advance of this meeting.

Now, let’s talk about why this merger makes sense. The short answer to the question, why merge with Duke Energy? Is that it benefits both customers and investors in an important way. And it strengthens our ability to manage a significant change and challenge facing our industry for the foreseeable future. This merger will create the largest U.S. utility.

But this merger is about more than just being the biggest, it also positions us to be the best. It gives us greater financial strength during a period in which we must raise very large amounts of capital to modernize our generating fleet, the power grid, and also to meet a new wave of federal regulations.

This combination also enables us to harness the power of the best practices and collective talent in both organizations, and you know, between us we have some of the best and brightest in the industry. Because Progress and Duke are neighbors in the Carolinas, we’ll be able to produce significant fuel and joint dispatch savings for customers here, which will help offset some of the rising costs facing our industry today.

And, in fact, we expect to deliver roughly $700 million in savings that will flow to our Carolina customers over five years, and over time will create operational efficiencies in all the areas we serve. For investors, this merger gives us a stronger balance sheet and credit ratings, and it improves our prospects for earnings and dividend growth.

Even with all the recent volatility in the stock market, Progress Energy is delivering good shareholder value this year since news first spread that Progress and Duke plan to merge. If you look at the blue bar on the graph on the left, it shows we have produced an 11.5% increase in total shareholder returns since January 5.

You can see on the chart the total returns of both Duke and Progress compare favorably with the regulated utility group, and are much more favorable than the negative return of the S&P 500. The graph on the right shows the 5.3% dividend gain from the current Progress dividend rate to the Duke pro forma rate.

You know this strategic combination also provides us with greater diversity. We’ll serve more than 7 million customers across parts of six states, Florida, Indiana, Ohio, and Kentucky, as well as the two Carolinas. A little over half of our customers will be in North and South Carolina.

In all, we’ll serve more customers than any other U.S. utility, and we’ll also have the greatest amount of generating capacity of any utility in the country. But as I mentioned before, being the largest has its advantages, but our more important objective is to be the best. To be the leading utility in the United States.

A utility merger like this requires a large number of federal and state approvals, in addition to this shareholder vote. We’ve already met the requirements of the U.S. Department of Justice, and the Federal Communications Commission, and we’ve made our filings with the Federal Energy Regulatory Commission, and the Nuclear Regulatory Commission.

At the state level we have received conditional approval from Kentucky, and we’ll have our hearing in North Carolina next month, followed by a hearing in South Carolina. So we’re on track to complete this transaction by the end of 2011.

So, what’s next? We need to complete the regulatory approval I’ve just talked about, and the extensive work under way to prepare to operate as one company. Since the merger was announced in January, we’ve been following a disciplined, very systematic approach to plan the integration of our two organizations.

It’s really an opportunity to rethink and reshape how we’re structured, and how we can do our work to be as effective and efficient as possible. So, we’ll be ready for a smooth transition on day one to the new Duke Energy. Naturally, there’ll still be considerable integration activity in staffing that will occur after the transaction closes.

In summary, this merger of Progress Energy and Duke Energy will be good for both customers and investors. It will enable us to modernize our power system, and offset some of the rising costs in our industry. It will strengthen our prospects for growing earnings and dividends. And through it all, we’ll remain committed to our core mission of service and excellence, to community partnership, and to making this a great place to work.

So now, before we collect the remaining ballots and open it up to your questions, I’d like to address one question many shareholders have asked about, the reverse stock split. This — a very common question from shareholders. I’ll give it my best shot here.

When the merger happens, and transaction is closed, two things will happen. So think of it this way, your Duke stock will be converted — your Progress stock will be converted to Duke stock. Right? And then, we’ll do a one for three reverse stock split. So, in the conversion from Progress to Duke you will gain value — right — as a result of the premium being paid in the transaction.

So your value proposition here is you exchange stock, you get bigger value in the Duke stock. In a reverse stock split, there is no change in that value at all. The reverse stock split is simply an exercise in division and multiplication. So let me try to walk through this, and see if this makes sense.

We have an example here. This is an example. No one can predict what the stock prices will be at the closing or at any other time, so think of this as an illustration. You can see on the left side of the chart before the stock split, if you have 300 shares with a nominal price of $18, $0.25 quarterly dividends. All right? That’s where you start after the exchange.

You can see your value. You have $5,400 in share value, 300 times 18. And $75 worth of quarterly dividends — same math. What happens after the stock split? You now have 100 shares. You divide 300 by three. Right? But your price per share is multiplied by three, so now it’s $54 a share. And you dividend, which used to be $0.25, is now $0.75.

So if you look all the way on the right, your value before the stock split and after is exactly the same. So this is essentially an exercise in mathematics designed to reduce the number of shares outstanding. The important thing here, this doesn’t affect the value of your stock or your dividend in any way.

So, how’d I do? Make sense to you? There’s more questions, I have more answers, but we’ll try that for now. Just remember, the reverse stock split doesn’t have anything to do with the value of your stock or the value of your dividend.

So if you have a ballot you haven’t turned in yet, please raise your hand and we’ll collect those. All right, any ballots? So, while the ballots are being counted I’ll be glad to take any questions you have. Note that we have some time limits here. We want to have everybody who wants to speak get a chance, so look at the rules on the program. And if you have a question, please raise your hand, and wait till someone comes with a mike.

So, questions?

QUESTION AND ANSWER SESSION

Unidentified Audience Member: Has Duke Energy committed to a three times dividend compared to what they’re paying today with this merger, or is that yet to be determined?

Bill Johnson: When you do the triple reverse stock split, the dividend will go up three times whether you increase it or not. Right? So you start with the dividend you have, you’re just going to multiple it by three. What Duke has said and what we have said, is that we intend to follow the Duke practice of growing the dividend.

That’s actually a decision that is made every year by the Board, but so, as soon as the transaction happens the dividend will be three times what it was after the exchange, and it’ll be higher than you would have gotten as a Progress shareholder. The dividend won’t be three times what the Progress dividend is today, obviously. Did that answer your question? Thank you.

Other questions? Must have been a great explanation on the reverse stock split. I’ll then conclude. If there are no other questions, I’ll ask the Secretary, Mr. McArthur, is his report on the balloting is ready? Thank you, John.

I’m pleased to announce that the merger has been approved. On the shares entitled to vote at the meeting more than 95% of the shares have been voted in favor of the proposed merger with Duke Energy. And for your information, Duke Energy held their special shareholder meeting this morning at 10:00 in Charlotte, and their merger was also overwhelming approved by the shareholders when they voted.

So, I’d like to thank the shareholders for this strong vote, this really overwhelming vote in favor of the merger, and for your confidence in the future that we’re working hard to create. We will continue with the regulatory approval process, continue with the integration progress, and hope to make this merger final by the end of the year.

That concludes the business of this meeting, and I would entertain a motion to adjourn.

Unidentified Audience Member: So moved.

Bill Johnson: Do I have a second? All right. All in favor say, aye.

Unidentified Audience Members: Aye.

Bill Johnson: I think that carries it. The ayes have it. The meeting is adjourned. Thank you for being here. Thank you for your interest in the company.